[redacted]

08029904

ATES
NGE COMMISSION
.C. 20549

3B 4/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield,	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie 413-737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 08 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RT 4/7

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN E. SAKOWICZ
NOTARY PUBLIC
COMMONWEALTH of MASSACHUSETTS
MY COMMISSION EXPIRES
MAY 14, 2010

Signature

Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiaries

Table of Contents

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, MA
March 28, 2008

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2007
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	26,362
Cash segregated under federal regulations		25
Investments in common stock, at market		17
Receivables from brokers or dealers and clearing organizations		24,128
Prepaid expenses and other		3,045
Furniture and equipment (net of accumulated depreciation of $8,793)		589
Taxes receivable		3,443
Deferred tax assets, net		2,851
Total assets	$	60,460
Liabilities and Shareholder's Equity		
Commissions payable	$	28,936
Payables to related parties, net		4,202
Accounts payable and accrued expenses		10,781
Total liabilities		43,919
Shareholder's Equity		
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding		5
Additional paid-in capital		28,795
Accumulated deficit		(12,259)
Total shareholder's equity		16,541
Total liabilities and shareholder's equity	$	60,460

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2007
(Dollars in thousands)

Revenues	
Commissions	$ 230,254
Trail commissions	80,526
Corporate Registered Investment Advisor income	48,141
Other income	24,603
Total revenues	383,524
Expenses	
Commissions	322,713
Management fees	29,196
Compensation and benefits	20,567
General and administrative expenses	13,734
Professional fees and regulatory costs	1,920
Other expenses	911
Total expenses	389,041
Loss before income taxes	(5,517)
Income tax benefit	2,066
Net loss	$ (3,451)

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2007
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balances - December 31, 2006	$ 5	$ 28,795	$ (8,808)	$ 19,992
Net loss	--	--	(3,451)	(3,451)
Balances - December 31, 2007	$ 5	$ 28,795	$ (12,259)	$ 16,541

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2007
(Dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (3,451)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation of furniture and equipment and amortization of leasehold improvements	448
Loss on sale of common stock	169
Deferred tax benefit	(914)
Changes in operating assets and liabilities:	
Receivables from brokers or dealers	(1,171)
Receivables from related parties	201
Prepaid expenses and other assets	(975)
Taxes receivable	(2,272)
Commissions payable	6,154
Payables to related parties	3,375
Accounts payable and accrued expenses	96
Unrealized depreciation on investments in common stock	71
Net cash provided by operating activities	1,731
Cash flows from investing activities:	
Purchases of furniture and equipment	(23)
Transfer computer software to parent, net	2,391
Purchase of common stock	(659)
Proceeds from sale of common stock	402
Net cash provided by investing activities	2,111
Net increase in cash and cash equivalents	3,842
Cash and cash equivalents, beginning of year	22,520
Cash and cash equivalents, end of year	$ 26,362
Supplemental cash flow information:	
Income taxes paid	$ 932

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)

(1) Organization

MML Investors Services, Inc. (MMLISI) was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). MMLISI offers a wide variety of investment products and services through MassMutual agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) (formerly, National Association of Securities Dealers, Inc. (NASD)), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. (MMLIAI) and MMLISI Financial Alliances, LLC (MFA). MMLISI, MMLIAI, and MFA are collectively referred to as the "Company." For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products.

MFA was formed on August 23, 2004 for the purpose of doing business as a referral broker-dealer and investment advisor. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI and certain other members of MassMutual. In April 2006, MMLISI's ownership in MFA decreased to 51% when MFA began accepting professional firms as new members.

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

(Dollars in thousands)

The shareholder's equity of MMLIAI is included as capital in the consolidated computation of MMLISI's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

Minority interest liabilities of $361 and minority interest expense of $258 related to MFA are included in Accounts payable and accrued expenses on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and Other expenses on the Consolidated Statement of Operations ("Statement of Operations"), respectively.

MFA is accounted for on the equity basis of accounting for FOCUS filing purposes and is a non-allowable asset in the computation of the Company's net capital. The following is a summary of certain financial information for MFA that is not included in MMLISI's net capital computation in its FOCUS report as of December 31, 2007:

	MFA	
Total assets	$	451
Total liabilities	$	47

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 provides guidance for measuring assets and liabilities at fair value, but does not expand upon the use of fair value in any new circumstances. SFAS 157 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data and requires fair value measurements to be disclosed by level within the hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115," which is effective for fiscal years beginning after November 15, 2007. This FASB permits entities to choose to measure many financial instruments and certain other items at fair value. By doing so, companies can mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting. The fair value option can be applied on an instrument by instrument basis (with some exceptions), is irrevocable unless a new election date occurs, and is applied only to entire instruments and not to portions thereof.

Due to the nature of the Company's assets and liabilities, the adoption of SFAS Nos. 157 and 159 is not expected to have a significant impact on the Company's financial results.

Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains its cash equivalents in a money market fund managed by a related party (see Note 3). Cash segregated under federal regulations, of which there was $25 at December 31, 2007, includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC (see Note 5).

Investments in Common Stock

Investments in common stock are classified as trading securities and are carried at fair value, which is determined based on the publicly quoted market prices. Unrealized appreciation or depreciation on investments is included in Other income on the Statement of Operations.

Furniture and Equipment

Furniture and equipment are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful life of furniture, equipment, and leasehold improvements by category is as follows: leasehold improvements (remaining life of the lease), furniture and equipment (5 years), and all other depreciable assets (3 years). Depreciation expense of $448 in 2007 is included in Other expenses on the Statement of Operations.

Computer software developed, obtained, or modified solely for internal use may be capitalized to the extent that costs are incurred in the application development stage. Such costs are amortized over 3 to 5 years, beginning when the software is ready for its intended use, using the straight-line method for financial reporting purposes.

Investment Income

Investment income is recorded on an accrual basis and included in Other income on the Statement of Operations. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Revenue and Expense

Commission revenue and related commission and clearing expenses are recorded on a trade date basis. Trail commission revenue, which represents 12b-1 fees paid to MMLISI by open-end mutual fund companies, and related commission expenses are recorded on the accrual basis. Corporate Registered Investment Advisor ("CRIA") income and related commission expenses are recorded on the accrual basis. Distribution fees, which do not have a related commission expense, are included in Other income with the related expenses reported in their respective line items to which they pertain on the Statement of Operations. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. A valuation allowance may be established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. The Company recognizes accrued interest and penalties related to liabilities for unrecognized tax benefits as a component of the provision for income taxes.

Effective January 1, 2007, MMLISI adopted Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Any resulting change in net assets is recorded as a cumulative-effect adjustment to retained earnings in the year of adoption. The adoption of FIN 48 did not have a significant impact on the Company's financial results. (See Note 10).

General and Administrative Expenses

General and administrative expenses are recorded on an accrual basis.

(Dollars in thousands)

Employee Benefit Plans

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan, and group health plan, all of which provide benefits for certain of its active employees. (See Note 9).

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life and healthcare benefits to eligible retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

General Agent Continuing Commissions Program

The Company has a General Agent Continuing Commission program that facilitates the split of future commissions from ongoing Gross Dealer Concessions ("GDC") between one General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLISI is to process future commission revenue generated by the agency and distribute to the Former and Successor GAs.

In 2006, the Company committed to making fixed commission payments to certain Former GAs. The Company recorded the present value of these payments in 2007, of which $1,339 related to 2006. The cumulative impact had the Company recorded this liability as of December 31, 2006 would have been a decrease to equity and net capital of $788. If the Company were to have included this amount in the net capital calculation as of December 31, 2006, the Company would still have met the minimum monthly requirements for net capital and all associated ratios pursuant to SEC Rule 15c3-1.

The present value of these payments was $1,903 at December 31, 2007. The obligations for these payments are recorded as Commission payable in the Statement of Financial Condition.

(Dollars in thousands)

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLISI was either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life"), a wholly owned subsidiary of MassMutual, and MML Bay State Life Insurance Company ("MML Bay State"), a wholly owned subsidiary of MassMutual, for the year ended December 31, 2007. In addition, MMLISI was the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (previously known as the MassMutual Institutional Funds) for the year ended December 31, 2007. OppenheimerFunds Distributors, Inc. (OFDI), a subsidiary of OppenheimerFunds, Inc. ("OFI"), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and funds for which they receive commissions. For the year ended December 31, 2007, MMLISI has recognized $99,868 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State. As of December 31, 2007, the Company has recorded a payable to MassMutual of $123 for unpaid commission expense. Pursuant to these agreements with MassMutual, C.M. Life, and MML Bay State, MMLISI is paid distribution fees for expenses incurred. For the year ended December 31, 2007, the Company earned $11,938 in distribution fees collectively from MassMutual, C.M. Life, and MML Bay State, which is recorded in Other income on the Statement of Operations. As of December 31, 2007, the Company has recorded a receivable from MassMutual of $171 for distribution fees receivable.

MMLISI has a selling agreement with OFDI for the distribution of the OppenheimerFunds, a family of open-end mutual funds managed by OFI. Under the terms of the selling agreement, MMLISI earned $29,388 in 2007 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company received $800 in 2007 from OFI for marketing assistance.

MMLISI provides broker-dealer and investment advisor services to MassMutual for various programs of MassMutual's Retirement Services Division ("RS") and Retirement Income Division, respectively. MMLISI collected $2,121 in advisor services, distribution, and CRIA income related to these programs in 2007. As of December 31, 2007, there is no receivable from MassMutual related to these services. The Company pays commission expense on the distribution fee and CRIA income to MassMutual relating to its RS business and has recorded a payable to RS of $664 for distribution fees as of December 31, 2007. CRIA commissions payable to RS of $1,233 are included in Commissions payable on the Statement of Financial Condition. In addition, in 2007 the Company made certain payments to its customers relating to the sale of RS products for which the Company has recorded a receivable from RS of $18 at December 31, 2007.

(Dollars in thousands)

As of December 31, 2007 the Company owned 8,000,000, Class A shares of the Oppenheimer Cash Reserves fund (included in Cash and cash equivalents on the Statement of Financial Condition), managed by OFI, with an aggregate fair value of $8,000. During 2007, the Company earned $370 in dividends from this investment, which is included in Other income on the Statement of Operations.

The Company has an agreement with MassMutual Trust Company, FSB ("MMTC") for solicitation of investment advisory services. MMTC is a wholly owned subsidiary of MassMutual. Under the terms of the agreement, MMLISI earned $1,460 in solicitation fees in 2007 from MMTC. These fees are included in CRIA income on the Statement of Operations.

In accordance with the terms of MMLISI's agreement with MassMutual for the distribution and servicing of the MassMutual Premier Fund and the MassMutual Select Fund, MMLISI earned $256 in commission revenue from MassMutual in 2007.

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2007 was $29,136, of which $3,507 is included in Payables to related parties on the Statement of Financial Condition at December 31, 2007. In addition, the Company incurred $775 in rent expense for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to the Company's allocated costs related to MMLD. The management fee for the year ended December 31, 2007 was $180 and is included in Other income on the Statement of Operations. As of December 31, 2007, the Company has a receivable from MMLD of $55 related to this service agreement. In addition, the Company has a payable to MMLD of $152 that relates to a tax allocation by MassMutual that is net settled with the Company in accordance with a tax sharing agreement (see Note 10).

(Dollars in thousands)

(4) Investments in Common Stock

In October 2007, the Company acquired 1,881,500 shares of common stock at a cost of $659. As of December 31, 2007, 1,115,178 shares had been sold on which the Company realized a loss of $169. At December 31, 2007, the remaining cost of these common stock shares is $88.

(5) Customer Protection Reserve under SEC Rule 15c3-3

MMLISI is a fully computing broker-dealer, and maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." for customer funds received. As of December 31, 2007, the balance in these accounts totaled $25 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(6) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $4,350, which was $1,428 in excess of its required net capital of $2,922. The Company's ratio of aggregate indebtedness to net capital was 10.07 to 1.

A reconciliation of net capital as reported on the Company's FOCUS filing dated January 24, 2008 and the amended FOCUS filing dated March 28, 2008 is as follows:

Net capital as of January 24, 2008	$ 5,559
Decrease in shareholder's equity	(551)
Present value adjustment for GA continuing commission liability	(321)
Increase in taxes receivable	(337)
Net capital as of March 28, 2008	$ 4,350

(Dollars in thousands)

(7) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has cooperated fully with the applicable regulatory agency. It is possible that some or all of these matters will result in enforcement proceedings against the Company or settlements with regulators.

On December 27, 2006, the Company executed a Letter of Acceptance, Waiver and Consent ("AWC") whereby it agreed to enter into a settlement with FINRA concerning FINRA's investigation of certain suitability and supervisory issues related to the sale of mutual funds. FINRA executed the AWC in July 2007. Under the terms of the AWC, the Company was censured and paid a fine of $473. Additionally, the Company agreed to provide certain customers with remediation, subject to the review of a third party examiner. At December 31, 2006, the Company had an accrual of $4,425 for customer remediation, consulting costs for a third party examiner, and estimated labor costs to conduct the remaining remediation related to the AWC. In 2007, the Company paid $3,147 related to these costs and accrued an additional $1,384 as a result of better estimates for labor and remediation as the work progressed. The additional accrual for labor and remediation costs is included in Compensation and benefits, and Professional fees and regulatory costs, as appropriate, on the Statement of Operations. As of December 31, 2007, the Company has a remaining liability of $2,662.

In 2007, the Company accrued $785 for an ongoing investigation for which the Company has notified its insurance carrier and intends to file a claim in 2008.

(8) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(9) Employee Benefits

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan and group health plan, which provide benefits for certain of its active employees. Costs associated with these plans are settled on a monthly basis and totaled $1,929 in 2007.

(Dollars in thousands)

Defined Benefit Pension Plan

The Company has funded and unfunded non-contributory defined benefit pension plans sponsored by MassMutual that cover substantially all employees. For some participants, benefits are calculated as the greater of a formula based on either final average earnings and length of service or a cash balance formula, which calculates benefits based on amounts allocated to participants that take into consideration age, service and salary during their careers. The Company paid MassMutual $587 in 2007 for its allocated expense related to the Company's employees covered by the Plan.

Post-retirement Benefits

The Company provides certain life insurance and healthcare benefits (other post-retirement benefits) for its eligible retired employees and their beneficiaries and dependents. The healthcare plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by the Company's management. The Company paid MassMutual $70 in 2007 for its allocated expense related to the Company's employees covered by this plan.

(10) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and certain single member limited liability companies owned by the consolidated group members (collectively, the "Parties"). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2007, $220 was payable to MassMutual for consolidated federal and state income taxes.

The components of the income tax benefit for the year ended December 31, 2007 are as follows:

Income tax benefit:	
Current:	
Federal	$ 947
State and other	205
Total current	1,152
Deferred:	
Federal	706
State	208
Total deferred	914
Total income tax benefit	$ 2,066

(Dollars in thousands)

A reconciliation of the income tax benefit computed by applying the prevailing corporate U.S. Federal tax rate to pre-tax loss reflected in the consolidated financial statements for the year ended December 31, 2007 is as follows:

Loss before income taxes	$ (5,517)	
Benefit for income taxes at the U.S. Federal rate	$ 1,931	35%
State tax, net of Federal benefit	266	5
Other	(131)	(3)
Income tax benefit	$ 2,066	37%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2007 are as follows:

Deferred tax assets:	
Compensation accruals	$ 2,914
State net operating losses	593
Other	83
Valuation allowance	(687)
Gross deferred tax assets	2,903
Deferred tax liabilities:	
Furniture and equipment	52
Total deferred tax asset, net	$ 2,851

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment.

The Company had valuation allowances of $687 as of December 31, 2007, of which $593 was attributable to state net operating losses that management believes will not be realized prior to their expiration. The change in the valuation allowance for the year ended December 31, 2007 was $243. The state net operating loss carryforwards generally expire from 2008 to 2027.

(Dollars in thousands)

The United States Internal Revenue Service (IRS) has completed its examination of the Company's income tax returns through the year 2003. The IRS did not propose any changes to the Company's income tax returns.

The Company files a Massachusetts combined income tax return with other members of the MassMutual consolidated group. The Massachusetts Department of Revenue (DOR) is conducting an examination of the Company's tax returns for 2003 through 2005. The Company does not anticipate a significant financial statement impact to result from the examination.

As a result of adopting FIN 48 (see Note 2), the Company recognized a net increase of $290 in its liability for unrecognized tax benefits, and a corresponding decrease of $290 to its deferred tax asset valuation allowance. Accordingly, the Company's balance of retained earnings as of January 1, 2007 did not change. The Company had a gross unrecognized tax benefit of $447 as of January 1, 2007 and as of December 31, 2007.

The net liability for unrecognized tax benefits as of January 1, 2007 includes $290 of unrecognized tax benefits that, if recognized, would not impact the Company's effective tax rate. It is reasonably possible that the gross unrecognized tax benefits will decrease by $392 within the next 12 months as a result of statute of limitations expiration and that the deferred tax asset valuation allowance will increase by $392.

There were no interest and penalties recognized in the Company's Statement of Financial Condition as of the date of adoption or in the Company's Statement of Operations in 2007.

(11) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2007. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(12) Subsequent Event

In February 2008, MassMutual approved and paid a $6,000 capital contribution to the Company to fund on-going operational obligations.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 16,541
Less nonallowable assets:		
Investment in subsidiary, net of minority interest	$ 43	
Receivables from brokers or dealers	2,760	
Current and deferred taxes receivable	6,294	
Other assets	2,613	11,710
Net capital before specific reduction in the market value of securities and other deductions		4,831
Less securities haircuts pursuant to Rule 15c3-1		(160)
Less present value adjustment on long-term GA commission liability		(321)
Net capital		$ 4,350
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 43,919
Plus present value adjustment on long-term GA commission liability		321
Less liabilities of consolidated subsidiary		(47)
Less difference due to offsetting various liability accounts against related assets		(366)
Aggregate indebtedness		$ 43,827
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $43,827)		2,922
Net capital in excess of minimum requirements		$ 1,428
Ratio of aggregate indebtedness to net capital		10.07 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007, as amended on March 28, 2008.

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ --
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ --
105% of excess of total credits over total debits	--
Amount held on deposit in Reserve Bank Account	25
Required deposit	None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2007, as amended on March 28, 2008.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investors Services, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, MA
March 28, 2008

END